                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


We, the undersigned directors, on behalf of all the directors of the Company, submit this annual report to the members together with the audited unconsolidated and consolidated financial statements of the Company for the year ended December 31, 2000.


DIRECTORATE

The directors in office at the date of this report are as follows:-

   Ho Ching                   (Chairman)
   Lim Ming Seong             (Deputy Chairman)
   Barry Waite                (President and CEO)
   James H. Van Tassel
   Sum Soon Lim               (Chairman of Audit Committee)
   Aubrey C. Tobey            (Member of Audit Committee)
   Robert Edmund La Blanc     (Member of Audit Committee)
   Andre Borrel
   Charles E Thompson
   Koh Beng Seng              (Member of Audit Committee)
   Tsugio Makimoto
   Liow Voon Kheong           (Alternate to Lim Ming Seong)
   Premod Paul Thomas         (Alternate to Sum Soon Lim)


PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year are those of an independent foundry of semiconductor integrated circuits using its advanced production facilities and proprietary integrated circuit designs of its customers. The Company operates in Singapore and its principal markets are the United States of America and Taiwan. There have been no significant changes in such activities during the financial year.


ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

During the financial year, the Company incorporated the following subsidiaries:

                                                            PAID UP         EFFECTIVE
                                          PLACE OF        CAPITAL AT       INTEREST AT
   NAME OF SUBSIDIARY                   INCORPORATION    INCORPORATION    INCORPORATION
Chartered Semiconductor Japan K.K.          Japan            $94              100%
Chartered Semiconductor Taiwan Ltd         Taiwan            $33              100%

There were no other acquisitions or disposals of subsidiaries during the financial year.


FINANCIAL RESULTS

The consolidated and unconsolidated results of the Company for the financial year are as follows:

                                                 CONSOLIDATED    UNCONSOLIDATED
   Income before minority interest                 $ 201,219       $ 283,198
   Minority interest                                  43,547           -
                                                     -------         -------
   Net income                                      $ 244,766       $ 283,198
                                                     =======         =======

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


TRANSFERS TO AND FROM RESERVES AND PROVISIONS

Movements in reserves and provisions are as set out in the accompanying financial statements.


ISSUES OF SHARES AND DEBENTURES

During the financial year, the Company issued 11,012,609 ordinary shares of S$0.26 each for cash at the respective price per share set out below upon exercise of the options granted by the Company under the Chartered Semiconductor Manufacturing Ltd Share Ownership Plan 1999 (the "1999 Option Plan"):

NO. OF ORDINARY SHARES ISSUED                  PRICE PER ORDINARY SHARE
                                                         S$
         888,926                                        0.9300
       1,841,512                                        0.9309
         231,928                                        1.0000
       1,731,496                                        1.0922
         834,079                                        1.1702
         253,967                                        1.2021
         691,296                                        1.2867
         879,261                                        1.3777
         400,875                                        1.3830
       3,259,269                                        3.3440

The Company also issued during the financial year 89,700,000 ordinary shares of S$0.26 each at $6.50 each for cash for capital expenditure, contribution of equity to investee companies, working capital and general corporate purposes, in a follow-on offering.

During the financial year, Chartered Silicon Partners Pte Ltd, a subsidiary, issued 440,000,000 ordinary shares of S$1 each fully paid at par for cash to finance capital expenditure.

Except as disclosed above, neither the Company nor its subsidiaries issued any shares or debentures during the financial year.


ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company or its subsidiaries a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.


DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in ordinary shares of the Company or related corporations held in their names or those of their spouses or infant children are as follows:

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

                                                            AT BEGINNING    AT END OF
                                                            OF THE YEAR     THE YEAR
THE COMPANY - ORDINARY SHARES OF S$0.26 EACH FULLY PAID

Ho Ching                                                         -             60,000
Barry Waite                                                  1,692,000      1,510,040
James H. Van Tassel                                             82,329         82,329
Sum Soon Lim                                                   194,425        194,425
Aubrey C Tobey                                                   1,880          1,880
Robert Edmund La Blanc                                          26,880         26,880
Andre Borrel                                                     1,880         19,312
Charles E Thompson                                              33,880         33,880
Tsugio Makimoto                                                  -             19,000
Premod Paul Thomas                                              18,000         18,000

THE COMPANY - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.26 EACH

                        AT BEGINNING   AT END OF     EXERCISE        EXERCISABLE
                        OF THE YEAR    THE YEAR       PRICE            PERIOD
                                                        S$

Ho Ching                  100,000          -          $3.3440   29/04/2000 to 29/10/2004
                             -          120,000      $16.6900   06/04/2001 to 06/04/2005
                             -          120,000      $11.8600   03/10/2001 to 03/10/2005

Barry Waite             1,504,000       752,000       $0.9309   30/11/1998 to 30/11/2008
                        2,820,000     1,880,000       $3.3440   18/05/2000 to 18/05/2009
                          100,000        60,000       $3.3440   29/04/2000 to 29/10/2009
                        1,504,000       752,000       $0.9300   30/11/1998 to 30/11/2008
                        3,760,000     3,008,000       $3.3440   29/10/1999 to 29/10/2009
                             -        1,000,000      $16.6900   06/04/2001 to 06/04/2010
                             -          800,000      $11.8600   03/10/2001 to 03/10/2010

James H. Van Tassel        37,600        37,600       $0.9309   30/04/2000 to 30/04/2004
                           30,000        30,000       $3.3440   29/04/2000 to 29/10/2004
                           20,000        20,000       $3.3440   29/10/2000 to 29/10/2004
                             -           50,000      $16.6900   06/04/2001 to 06/04/2005
                             -           50,000      $11.8600   03/10/2001 to 03/10/2005

Sum Soon Lim               14,288        14,288       $1.0922   07/10/1999 to 07/10/2004
                           35,720        35,720       $0.9309   07/10/1999 to 07/10/2004
                           60,000        60,000       $3.3440   29/04/2000 to 29/10/2004
                           20,000        20,000       $3.3440   29/10/2000 to 29/10/2004
                             -           80,000      $16.6900   06/04/2001 to 06/04/2005
                             -           80,000      $11.8600   03/10/2001 to 03/10/2005

Aubrey C Tobey             35,720        35,720       $1.0000   07/10/1999 to 07/10/2004
                           18,800        18,800       $0.9309   30/04/2000 to 30/04/2004
                           30,000        30,000       $3.3440   29/04/2000 to 29/10/2004
                           20,000        20,000       $3.3440   29/10/2000 to 29/10/2004
                             -           50,000      $16.6900   06/04/2001 to 06/04/2005
                             -           50,000      $11.8600   03/10/2001 to 03/10/2005

Robert Edmund La Blanc     35,720        35,720       $1.0000   07/10/1999 to 07/10/2004
                           10,000        10,000       $3.3440   29/04/2000 to 29/10/2004
                           10,000        10,000       $3.3440   29/10/2000 to 29/10/2004
                             -           20,000      $16.6900   06/04/2001 to 06/04/2005
                             -           50,000      $11.8600   03/10/2001 to 03/10/2005


                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


THE COMPANY - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.26 EACH

                        AT BEGINNING   AT END OF     EXERCISE        EXERCISABLE
                         OF THE YEAR   THE YEAR       PRICE            PERIOD
                                                       S$

Andre Borrel               35,720        14,288       $1.0000   07/10/1999 to 07/10/2004
                           60,000        36,000       $3.3440   29/04/2000 to 29/10/2004
                           20,000        20,000       $3.3440   29/10/2000 to 29/10/2004
                             -           80,000      $16.6900   06/04/2001 to 06/04/2005
                             -           80,000      $11.8600   03/10/2001 to 03/10/2005

Charles E Thompson         35,720        35,720       $1.0000   07/10/1999 to 07/10/2004
                           30,000        30,000       $3.3440   29/04/2000 to 29/10/2004
                           20,000        20,000       $3.3440   29/10/2000 to 29/10/2004
                             -           50,000      $16.6900   06/04/2001 to 06/04/2005
                             -           50,000      $11.8600   03/10/2001 to 03/10/2005

Koh Beng Seng              37,600        37,600       $0.9309   30/04/2000 to 30/04/2004
                           10,000        10,000       $3.3440   29/04/2000 to 29/10/2004
                           10,000        10,000       $3.3440   29/10/2000 to 29/10/2004
                             -           10,000      $16.6900   06/04/2001 to 06/04/2005
                             -           10,000      $11.8600   03/10/2001 to 03/10/2005

Tsugio Makimoto            10,000          -          $3.3440   29/04/2000 to 29/10/2004
                           20,000          -          $3.3440   29/10/2000 to 29/10/2004
                             -           10,000      $16.6900   06/04/2001 to 06/04/2005
                             -           50,000      $11.8600   03/10/2001 to 03/10/2005

Liow Voon Kheong           10,000        10,000       $3.3440   29/04/2000 to 29/10/2004
                           10,000        10,000       $3.3440   29/10/2000 to 29/10/2004
                             -           10,000      $16.6900   06/04/2001 to 06/04/2005
                             -           50,000      $11.8600   03/10/2001 to 03/10/2005

Premod Paul Thomas         10,000        10,000       $3.3440   29/10/2000 to 29/10/2004
                             -           10,000      $16.6900   06/04/2001 to 06/04/2005
                             -           10,000      $11.8600   03/10/2001 to 03/10/2005


RELATED CORPORATIONS

(*) THE ASCOTT LIMITED - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.20
EACH

Premod Paul Thomas           -            8,000      $0.3700     20/12/2001 to 19/12/2010

                                                                  AT BEGINNING    AT END OF
                                                                  OF THE YEAR     THE YEAR
(**) CAPITALAND LIMITED - ORDINARY SHARES OF S$1.00 EACH FULLY PAID

Lim Ming Seong                                                          -           13,250

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


(**) CAPITALAND LIMITED - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF
S$1.00 EACH

                        AT BEGINNING   AT END OF     EXERCISE         EXERCISABLE
                        OF THE YEAR    THE YEAR       PRICE              PERIOD
                                                        S$
Sum Soon Lim                 -          107,700       $2.5400   13/06/2001 to 11/06/2005
                             -           80,000       $2.5100   05/08/2001 to 03/08/2005

Premod Paul Thomas           -           53,850       $2.5400   13/06/2001 to 11/06/2005

                                                            AT BEGINNING    AT END OF
                                                            OF THE YEAR     THE YEAR
(***) RAFFLES HOLDINGS LIMITED - ORDINARY SHARES OF S$0.50 EACH FULLY PAID

Lim Ming Seong                                                   -           12,000
Premod Paul Thomas                                               -            5,000

SINGAPORE AIRLINES LTD - ORDINARY SHARES OF S$1.00 EACH FULLY PAID

Lim Ming Seong                                                 4,000          4,000

SINGAPORE TELECOMMUNICATIONS LTD - ORDINARY SHARES OF S$0.15 EACH FULLY PAID

Ho Ching                                                       3,400          3,510
Lim Ming Seong                                                 3,400          3,510
Sum Soon Lim                                                   3,400          3,510
Koh Beng Seng                                                  1,560          1,720
Liow Voon Kheong                                               2,880          2,980

ST ASSEMBLY TEST SERVICES LTD - ORDINARY SHARES OF S$0.25 EACH FULLY PAID

Ho Ching                                                         -           35,000
Sum Soon Lim                                                  60,000         95,000
Robert Edmund La Blanc                                        20,000         50,000
James H Van Tassel                                               -           10,000
Andre Borrel                                                     -           10,000
Charles E Thompson                                               -           20,000
Koh Beng Seng                                                 10,000         45,000
Premod Paul Thomas                                             4,000         74,000


ST ASSEMBLY TEST SERVICES LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.25 EACH

                     AT BEGINNING      AT END OF     EXERCISE        EXERCISABLE
                     OF THE YEAR       THE YEAR       PRICE            PERIOD
                                                        S$
Sum Soon Lim           50,000            50,000      $0.4200    09/02/2000 to 09/12/2009
                       10,000            10,000      $0.2500    09/02/2000 to 09/12/2009
                         -               40,000      $6.9300    20/04/2001 to 19/04/2010

Koh Beng Seng          10,000            10,000      $0.2500    10/12/1999 to 09/12/2009
                       50,000            50,000      $3.5540    22/11/1999 to 21/11/2009
                         -               40,000      $6.9300    20/04/2000 to 20/04/2010

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


ST ASSEMBLY TEST SERVICES LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.25 EACH

                     AT BEGINNING      AT END OF     EXERCISE       EXERCISABLE
                     OF THE YEAR       THE YEAR       PRICE            PERIOD
                                                        S$
Premod Paul Thomas      47,500          12,500       $0.4200   10/12/1999 to 09/12/2009
                        28,500           7,500       $0.2500   10/12/1999 to 09/12/2009
                        20,000          16,000       $3.5540   09/02/2000 to 21/11/2009
                          -             40,000       $6.9300   20/04/2001 to 19/04/2010

                                                            AT BEGINNING    AT END OF
                                                            OF THE YEAR     THE YEAR
SEMBCORP INDUSTRIES LTD - ORDINARY SHARES OF S$0.25 EACH FULLY PAID

Lim Ming Seong                                                 81,379        91,551
Liow Voon Kheong                                                 -            6,000


SEMBCORP INDUSTRIES LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF
S$0.25 EACH

                     AT BEGINNING      AT END OF     EXERCISE       EXERCISABLE
                     OF THE YEAR       THE YEAR       PRICE           PERIOD
                                                        S$

Ho Ching                 -              100,000      $1.9900    27/06/2001 to 26/06/2010
Premod Paul Thomas       -                5,000      $1.9900    27/06/2001 to 26/06/2010

STT COMMUNICATIONS LTD - SHARE OPTIONS IN UNISSUED ORDINARY SHARES OF S$0.50 EACH

Sum Soon Lim             -              300,000      $1.4200    19/09/2001 to 18/09/2005
Premod Paul Thomas       -               20,000      $1.4200    19/09/2001 to 18/09/2010

                                                            AT BEGINNING    AT END OF
                                                             OF THE YEAR    THE YEAR
SINGAPORE FOOD INDUSTRIES LIMITED  - ORDINARY SHARES OF S$0.05 EACH FULLY PAID

Ho Ching                                                        50,000         50,000
Premod Paul Thomas                                               9,000          9,000

VERTEX TECHNOLOGY FUND LTD - ORDINARY SHARES OF US$1.00 EACH FULLY PAID

Ho Ching(+)                                                        100            100
Lim Ming Seong                                                     300            300
Sum Soon Lim                                                       300            300
Premod Paul Thomas(+)                                               50             50

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)

                                                       AT BEGINNING    AT END OF
                                                       OF THE YEAR     THE YEAR

VERTEX TECHNOLOGY FUND LTD - REDEEMABLE PREFERENCE SHARES OF US$0.01 EACH FULLY
PAID

Ho Ching(+)                                                80             5
Lim Ming Seong                                            240            15
Sum Soon Lim                                              240            15
Premod Paul Thomas(+)                                      40             3

(+) Held in the name of HSBC Trustee (Singapore) Limited

VERTEX TECHNOLOGY FUND (II) LTD - ORDINARY SHARES OF US$1.00 EACH FULLY PAID

Ho Ching(++)                                                -           100
Lim Ming Seong(++)                                          -            50
Sum Soon Lim                                                -           500
Koh Beng Seng                                               -            15
Premod Paul Thomas(++)                                      -            50


VERTEX TECHNOLOGY FUND (II) LTD - REDEEMABLE PREFERENCE SHARES OF US$0.01 EACH
FULLY PAID

Ho Ching(++)                                                -           100
Lim Ming Seong(++)                                          -            50
Sum Soon Lim                                                -           500
Koh Beng Seng                                               -            15
Premod Paul Thomas(++)                                      -            50

(++)  Held in the name of Ballas Nominees (Private Limited)

(*) During the financial year, Somerset Holdings Limited and The Ascott Limited (the "Scheme B Companies") entered into a Scheme of Arrangement ("Scheme B") under Section 210 of the Companies Act, Chapter 50. The Scheme B took effect on November 25, 2000 whereupon Somerset Holdings Limited became a wholly-owned subsidiary of The Ascott Limited. The Ascott Limited issued new Ascott shares in exchange for previous holdings of shares in Somerset Holdings Limited in accordance with the terms of Scheme B. The shares of Somerset Holdings Limited were delisted on November 27, 2000. Share options of Somerset Holdings Limited not exercised by November 24, 2000 were allowed to lapse.

(**) During the financial year, DBS Land Limited and Pidemco Land Limited (the "Scheme A Companies") entered into a Scheme of Arrangement ("Scheme A") under Section 210 of the Companies Act, Chapter 50. The Scheme A took effect on November 24, 2000. Pidemco Land Ltd was renamed CapitaLand Limited with effect from November 27, 2000 and listed on the Singapore Exchange Securities Trading Limited (SGX-ST) on the same date whereupon DBS Land Limited was delisted and became a wholly-owned subsidiary of CapitaLand Limited. Upon Scheme A taking effect, CapitaLand Limited issued new shares and share options in exchange for previous holdings of shares and share options in the Scheme A Companies in accordance with the terms of the Scheme A.

(***) Raffles Holdings Limited became a related corporation with effect from November 24, 2000.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares or debentures of the Company either at the beginning or at the end of the financial year.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


DIVIDENDS

Since the end of the last financial year, no dividend has been paid in respect of that previous financial year. No dividend has been paid or is proposed to be paid in respect of the financial year under review.


OTHER STATUTORY INFORMATION

(a)  BAD AND DOUBTFUL DEBTS

     Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain what action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company. The directors have satisfied themselves that all known bad debts have been written off and that adequate provision has been made for doubtful debts.

     At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the Company and its subsidiaries inadequate to any substantial extent.

(b)  CURRENT ASSETS

     Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ensure that current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values and that adequate provision has been made for the diminution in value of such current assets.

     At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report which would render the values attributable to current assets in the consolidated financial statements misleading.

(c)  CHARGES AND CONTINGENT LIABILITIES

     Since the end of the financial year:

     - no charge on the assets of the Company or its subsidiaries has arisen which secures the liabilities of any other person; and

     -    no contingent liability of the Company or its subsidiaries has arisen.


(d)  ABILITY TO MEET OBLIGATIONS

     No contingent liability or other liability of the Company or its subsidiaries has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company or its subsidiaries to meet their obligations as and when they fall due.

(e)  OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS

     At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the unconsolidated or consolidated financial statements of the Company misleading.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


(f)  UNUSUAL ITEMS

     In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would affect substantially the consolidated or unconsolidated results for the financial year in which this report is made, or render any items in the consolidated or unconsolidated financial statements for the current financial year misleading, or affect the ability of the Company or its subsidiaries in meeting their obligations as and when they fall due.


DIRECTORS' INTERESTS IN CONTRACTS

Since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.


SHARE OPTIONS

Details of options on unissued shares of the Company are set out below:-

                                         AGGREGATE         AGGREGATE
                                          OPTIONS           OPTIONS
                                          GRANTED          EXERCISED/        AGGREGATE
                                           SINCE          LAPSED SINCE        OPTIONS
                         OPTIONS        COMMENCEMENT      COMMENCEMENT      OUTSTANDING
                         GRANTED        OF SCHEME TO      OF SCHEME TO       AS AT THE
                        DURING THE       THE END OF      THE END OF THE     END OF THE
NAME OF               FINANCIAL YEAR   FINANCIAL YEAR    FINANCIAL YEAR   FINANCIAL YEAR
PARTICIPANT            UNDER REVIEW     UNDER REVIEW      UNDER REVIEW     UNDER REVIEW
DIRECTORS OF THE COMPANY

Ho Ching                    240,000          340,000          100,000          240,000
Barry Waite               1,800,000       12,240,000        3,988,000        8,252,000
James H. Van Tassel         100,000          187,600            -              187,600
Sum Soon Lim                160,000          290,008            -              290,008
Aubrey C. Tobey             100,000          204,520            -              204,520
Robert Edmund La Blanc       70,000          125,720            -              125,720
Andre Borrel                160,000          275,720           45,432          230,288
Charles E Thompson          100,000          185,720            -              185,720
Koh Beng Seng                20,000           77,600            -               77,600
Tsugio Makimoto              60,000           90,000           30,000           60,000
Liow Voon Kheong             60,000           80,000            -               80,000
Premod Paul Thomas           20,000           30,000            -               30,000

No participants has received 5% or more of the total number of options, and no options have been granted to controlling shareholders of the Company and their associates.

Except as set out above and in the accompanying financial statements:

(i) during the financial year, there were no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries; and

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 IN THOUSANDS OF US DOLLARS (EXCEPT SHARE DATA)


(ii) during the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries; and

(iii) as at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under option.

None of the persons to whom options have been granted by the Company have any right to participate by virtue of the option in any share issue of any other company.


AUDIT COMMITTEE

The financial statements, accounting policies and system of internal accounting controls are the responsibility of the Board of Directors acting through the Audit Committee. The Committee met during the year to review the scope of work of the internal auditors and of the statutory auditors, and the results arising therefrom, including their evaluation of the system of internal controls. The Committee reviewed the independence of the statutory auditors, as well as the assistance given by the Company's officers to the auditors. The announcements of results and the audited financial statements were reviewed by the Committee prior to their submission to the directors of the Company for adoption.

The Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.


AUDITORS

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors




-----------------------------------          -----------------------------------
          Ho Ching                                       Barry Waite
          Chairman                                    President and CEO



Singapore

February 1, 2001

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             STATEMENT BY DIRECTORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


We, Ho Ching and Barry Waite, being directors of Chartered Semiconductor Manufacturing Ltd, do hereby state that in our opinion:

(a) the US GAAP financial statements set out on pages F-2 to F-34 read together with the supplementary financial statements set out on pages S-14 to S-20 (collectively, the "statutory financial statements") are drawn up so as to give a true and fair view of the consolidated and unconsolidated state of affairs of the Company as at December 31, 2000 and of the consolidated and unconsolidated results of the business and consolidated cash flows of the Company for the year ended on that date; and

(b) at the date of this statement, there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors




-----------------------------------          -----------------------------------
          Ho Ching                                       Barry Waite
          Chairman                                    President and CEO

Singapore

February 1, 2001

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE AUDITORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


Shareholders of Chartered Semiconductor Manufacturing Ltd:

We have audited the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd as set out on pages F-2 to F-34 (the "US GAAP financial statements") and the supplementary financial statements of the Company set out on pages S-14 to S-20 (the "supplementary financial statements" and collectively, the "statutory financial statements").

The US GAAP financial statements have been prepared to present the consolidated financial position, results and cash flows of the Company and its subsidiaries under generally accepted accounting principles applicable in the United States of America ("US GAAP"). The supplementary financial statements have been prepared to present the unconsolidated financial position and results of the Company and other additional information required by the Companies Act (the "Act").

The statutory financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on the statutory financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the statutory financial statements are properly drawn up in accordance with the provisions of the Act, as modified by exemption orders granted by the Registrar of Companies and Businesses, so as to give a true and fair view of:

     (i) the consolidated and unconsolidated state of affairs as at December 31, 2000 and of the consolidated and unconsolidated results of the Company for the year ended on that date; and

     (ii) the other matters required by Section 201 of the Act to be dealt with in the statutory financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements of Chartered Semiconductor Manufacturing, Inc., Chartered Semiconductor Japan K.K. and Chartered Semiconductor Taiwan Ltd, which are not required by the law of the countries in which they are incorporated to be audited, being financial statements that have been included in the US GAAP financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                             REPORT OF THE AUDITORS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.



KPMG
Certified Public Accountants



Singapore

February 1, 2001

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                           IN THOUSANDS OF US DOLLARS


The assets and liabilities of the Company as of December 31, 1999 and 2000 are as follows:

                                                                        UNCONSOLIDATED
                                                                       1999        2000
ASSETS

Cash and cash equivalents                                           $  534,678  $  841,190
Accounts receivable
  Trade                                                                118,544     133,323
  Provision for doubtful debts                                          (5,547)     (3,368)
  Others                                                                15,480      11,706
Amounts due from subsidiaries (mainly trade)                             4,297     116,814
Amounts due from SMP (mainly non-trade)                                 11,848      19,057
Amounts due from ST and ST affiliates (mainly trade)                      -             25
Inventories                                                             33,685      30,083
  Provision for inventory obsolescence                                    (125)        (76)
Prepaid expenses                                                         1,055       1,001
                                                                    ----------  ----------
    Total current assets                                               713,915   1,149,755

Investment in subsidiaries                                              83,385     213,460
Investment in SMP                                                       85,174     120,959
Other assets                                                            45,453      22,665
Technology license agreements                                           21,026      17,167
  less accumulated amortization
Property, plant and equipment, net                          .          952,710   1,300,687
                                                                    ----------  ----------
    Total assets                                                    $1,901,663  $2,824,693
                                                                    ==========  ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable
  Trade                                                             $    7,175  $   11,022
  Fixed asset purchases                                                 61,754     112,724
Current installments of obligations under capital leases                 5,658       7,732
Current installments of long-term debt                                  87,991      84,744
Accrued operating expenses                                             104,120     184,416
Amounts due to subsidiaries (non-trade)                                   -          7,103
Amounts due to SMP (trade)                                                -          4,379
Amounts due to ST and ST affiliates (mainly trade)                      10,634      10,451
Income taxes payable                                                     2,676      19,869
Other current liabilities                                               17,173      18,157
                                                                    ----------  ----------
    Total current liabilities                                          297,181     460,597
Obligations under capital leases, excluding current installments         7,732        -
Long-term debt, excluding current installments                         327,668     230,832
Customer deposits                                                       39,804      50,200
Other liabilities                                                       26,787      14,608
                                                                    ----------  ----------
    Total liabilities                                                  699,172     756,237
                                                                    ----------  ----------
Share capital                                                          264,529     279,893
Additional paid-in capital                                           1,207,656   1,775,059
Retained (deficit) profits                                            (216,998)     66,200
Accumulated other comprehensive loss                                   (52,696)    (52,696)
                                                                    ---------- -----------
    Total shareholders' equity                                       1,202,491   2,068,456
                                                                    ----------  ----------
    Total liabilities and shareholders' equity                      $1,901,663  $2,824,693
                                                                    ==========  ==========

                             See accompanying notes.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                           IN THOUSANDS OF US DOLLARS


The unconsolidated income of the Company for the years ended December 31, 1999 and 2000 are as follows:

                                                                         UNCONSOLIDATED
                                                                        1999        2000
Income before income taxes                                               9,027     300,716
Income tax expense                                                      (1,462)    (17,518)
                                                                      --------   ---------
Net income                                                            $  7,565   $ 283,198
                                                                      ========   =========

Income before income taxes is arrived at after charging:

Amortization of intangible assets                                        5,890       3,860
Auditors' remuneration                                                     172         229
Non audit fees paid to auditors of the Company                              37         198
Depreciation of property, plant and equipment                          262,537     293,965
Directors' remuneration
-  stock-based compensation                                              2,991         974
-  other remuneration                                                    1,824       5,670
Interest expenses (net of capitalized amounts)
-  ST affiliates                                                            95        -
-  others                                                               17,722      11,056
Loss on disposal of property, plant and equipment                        2,526        -

and crediting:

Gain on disposal of property, plant and equipment                         -          1,420
Government grants
-  income related                                                        3,155       4,330
-  asset related                                                           438         683
Interest income
-  ST affiliates                                                         2,766      24,765
-  others                                                                3,820      26,687
                                                                      ========   =========

                             See accompanying notes.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                  IN THOUSANDS


The movements in the unconsolidated reserves of the Company for the years ended December 31, 1999 and 2000 are as follows:

                                                                                                           OTHER
                                                                                                         ACCUMULATED
                                                                                                          COMPRE-        TOTAL
                                                         SUBSCRIP-   ADDITIONAL  UNEARNED    RETAINED      HENSIVE       SHARE-
                                                           TION       PAID-IN     COMPEN-    EARNINGS      INCOME        HOLDERS'
                                   ORDINARY SHARES      RECEIVABLE    CAPITAL     SATION    (DEFICIT)      (LOSS)        EQUITY
                                 -------------------    ----------  -----------  --------   ---------    -----------    ---------
                                      NO.        $          $            $           $          $            $              $
Balance at January 1, 1999       1,000,107   221,433    (12,341)      689,970          -    (224,563)      (52,696)       621,803

Net income                               -         -          -             -          -       7,565             -          7,565
Issuance of shares                   6,133       959     (1,302)        2,991          -           -             -          2,648
Payment of subscription
 receivable                              -         -      1,801             -          -           -             -          1,801
Other changes in unearned
 compensation, net                       -         -          -        15,526    (15,526)          -             -              -
Amortization of stock
 compensation                            -         -          -             -     12,138           -             -         12,138
Cancellation of partly paid
 shares                            (14,762)   (2,570)    11,842       (11,642)     3,388           -             -          1,018
Stock compensation                       -         -          -         6,938          -           -             -          6,938
Initial public offering ("IPO")    287,500    44,707          -       531,617          -           -             -        576,324
IPO expenses charged to share
 premium                                 -         -          -       (28,203)         -           -             -        (28,203)
Share options issued and
 charged to SMP                          -         -          -           459          -           -             -            459
                                 ---------   -------    -------     ---------    -------    --------       -------      ---------
Balance at December 31, 1999     1,278,978   264,529          -     1,207,656          -    (216,998)      (52,696)     1,202,491

Net income                               -         -          -             -          -     283,198             -        283,198
Stock compensation                       -         -          -         2,778          -           -             -          2,778
Issuance of shares                  11,013     1,667          -         9,367          -           -             -         11,034
Follow-on offering                  89,700    13,697          -       569,353          -           -             -        583,050
Follow-on offering expenses
 charged to share premium                -         -          -       (16,354)         -           -             -        (16,354)
Share options issued and
 charged to SMP                          -         -          -         2,259          -           -             -          2,259
                                 ---------   -------    -------     ---------    -------    --------       -------      ---------
Balance at December 31, 2000     1,379,691   279,893          -     1,775,059          -      66,200       (52,696)     2,068,456
                                 =========   =======    =======     =========    =======    ========       =======      =========

                             See accompanying notes.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                DIRECTOR'S REPORT
                           IN THOUSANDS OF US DOLLARS


1.   BASIS OF ACCOUNTING

     The Company adopts US generally accepted accounting principles ("US GAAP") as its comprehensive basis of accounting for financial reporting purposes and the US dollar as its reporting currency.

     US GAAP differs significantly from Singapore Statements of Accounting Standard ("SAS"). It is not practical to describe and quantify all the differences between US GAAP and SAS. Major differences include:

     (a) differing principles of consolidation, which result in the Company's 51 per cent owned subsidiary CSP being unconsolidated under US GAAP until October 1, 1999, which would have been consolidated under SAS;

     (b) differences in the recording of capital, as a result of the Company's capital reduction in 1992 not being recognized under US GAAP;

     (c) different commencement dates for the capitalization of interest and commencement of depreciation of assets under construction or installation;

     (d) the recognition of certain employee benefits relating to share ownership and option plans as employee costs in the statement of operations under US GAAP, which is not required under SAS;

     (e) different dates for the recognition of income, expenses, provisions for future costs, provisions and writedowns against assets, capital transactions and other transactions;

     (f)  differences in the calculation of income per share; and

     (g) differences in presentation and classification of assets, liabilities, income, expenses, cash flows, capital and disclosure items.


2.   REQUIREMENTS OF THE COMPANIES ACT

     The consolidated US GAAP financial statements of the Company are set out on pages F-2 to F-34. Under US GAAP, the Company is not required to present unconsolidated financial statements of the Company. In order to comply with the additional requirements of the Companies Act (the "Act"), to the extent such requirements are not dealt with in the US GAAP financial statements or have been waived by exemption orders of the Registrar of Companies and Businesses, the Company presents additional financial information in this set of supplementary financial statements (the "supplementary financial statements"). The US GAAP financial statements together with the supplementary financial statements comprise the statutory financial statements of the Company.

     The supplementary financial statements should be read in conjunction with the US GAAP financial statements, and comprise the unconsolidated statement of operations of the Company for the year ended December 31, 2000 and the unconsolidated balance sheet as of that date, prepared using the accounting policies set out in the US GAAP financial statements (except that the investments in subsidiaries and affiliates are stated at cost), together with disclosures required under the Ninth Schedule of the Act and with comparative balances for the year ended and as of December 31, 1999.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                           IN THOUSANDS OF US DOLLARS


3.   AMOUNTS DUE FROM SMP AND AMOUNTS DUE TO SUBSIDIARIES

     Non-trade amounts due from SMP and non-trade amounts due to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.


4.   INVENTORIES

     Included in inventories is work-in-progress of $21,650 as of December 31, 1999 and $23,389 as of December 31, 2000. Work-in-progress includes materials, direct labor and an appropriate proportion of production overheads.


5.   NET CURRENT ASSETS

     Unconsolidated net current assets amounted to $416,734 and $689,158 as of December 31, 1999 and 2000, respectively.


6.   SUBSIDIARIES

                                                                         UNCONSOLIDATED
                                                                        1999       2000
     Investments in equity of subsidiaries, at cost:
     -  Chartered Semiconductor Manufacturing, Inc. ("CSM Inc")       $    126   $     126
     -  Chartered Silicon Partners Pte Ltd ("CSP")                      83,259     213,207
     -  Chartered Semiconductor Japan K.K. ("CSJ")                         -            94
     -  Chartered Semiconductor Taiwan Ltd ("CST")                         -            33
                                                                      --------   ---------
                                                                      $ 83,385   $ 213,460
                                                                      ========   =========

     CSM Inc, CSJ and CST are wholly-owned subsidiaries which undertake marketing in the United States of America, Japan and Taiwan, respectively. CSP is a 51%-held semiconductor integrated circuit foundry operating in Singapore.


7.   TECHNOLOGY LICENSE AGREEMENTS

     Technology license agreements at December 31, 1999 and 2000 consist of the following:

                                                                         UNCONSOLIDATED
                                                                        1999       2000
     Technology licenses, at cost                                     $ 52,284   $ 20,000
     Accumulated amortization                                          (31,258)    (2,833)
                                                                      --------   --------
                                                                      $ 21,026   $ 17,167
                                                                      ========   ========

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                           IN THOUSANDS OF US DOLLARS


8.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1999 and 2000 consist of the following:

                                                                       UNCONSOLIDATED
                                                                     1999          2000
     COST

     Buildings                                                    $   143,206   $   146,987
     Mechanical and electrical installations                          251,217       258,055
     Equipment and machinery                                        1,250,828     1,616,898
     Office and computer equipment                                     64,317        49,879
     Assets under installation and construction                        51,376       305,463
                                                                  -----------   -----------
        Total cost                                                $ 1,760,944   $ 2,377,282
                                                                  -----------   -----------

     ACCUMULATED DEPRECIATION
     Buildings                                                    $    23,600   $    30,914
     Mechanical and electrical installations                           86,508       111,297
     Equipment and machinery                                          663,485       896,833
     Office and computer equipment                                     34,641        37,551
                                                                  -----------   -----------
        Total accumulated depreciation                            $   808,234   $ 1,076,595
                                                                  -----------   -----------
     Property, plant and equipment (net)                          $   952,710   $ 1,300,687
                                                                  ===========   ===========


9.   PROVISIONS

     Provisions at December 31, 1999 and 2000 consist of the following:

                                                             UNCONSOLIDATED

                                            PROVISION                PROVISION FOR
                                               FOR       INVENTORY     DOUBTFUL      VACATION
     2000                                   WARRANTY   OBSOLESCENCE      DEBTS       LIABILITY

     Beginning                              $  4,574     $    125       $  5,547      $ 3,796
     Utilized in the year                     (9,390)         (49)        (2,721)        -
     Charge for the year                       8,051         -               542          150
                                            --------     --------       --------      -------
     Ending                                 $  3,235     $     76       $  3,368      $ 3,946
                                            ========     ========       ========      =======

     1999

     Beginning                              $  6,685     $  4,193       $  4,979      $ 2,097
     Utilized in the year                     (9,481)      (4,133)          (322)        -
     Charge for the year                       7,370           65            890        1,699
                                            --------     --------       --------      -------
     Ending                                 $  4,574     $    125       $  5,547      $ 3,796
                                            ========     ========       ========      =======


10.  CAPITAL COMMITMENTS

     Capital commitments at December 31, 1999 and 2000 consist of the following:

                                                                         UNCONSOLIDATED
                                                                       1999         2000

     Authorized but not contracted                                   $ 459,813    $ 308,916
     Contracted                                                        135,783      531,804
                                                                     ---------    ---------
                                                                     $ 595,596    $ 840,720
                                                                     =========    =========

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                       SUPPLEMENTARY FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                           IN THOUSANDS OF US DOLLARS


11.   CONTINGENCIES

      As is typical in the semiconductor industry, the Company has from time to time received communications from third parties asserting patents that cover certain of the Company's technologies and alleging infringement of certain intellectual property rights of others. The Company has acquired certain technology licenses for use in its business and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

      The Company has accrued a liability for, and charged to its results of operations in the periods presented, the estimated costs of obtaining such licenses for third party technology. The amounts so accrued were $12,126 and $11,339 as of December 31, 1999 and 2000, respectively. No assurance can be given that such provisions are adequate.